

December 28, 2010

Edward Hebert
Vice President - Finance
Saratoga Resources, Inc.
7500 San Felipe, Suite 675
Houston, Texas 77063

> **Re:** **Saratoga Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 14, 2010**
> **File No. 000-27563**

Dear Mr. Hebert:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Properties, page 7

Reserve Estimates, page 9

1. Please expand your presentation of possible reserves to include the developed and undeveloped categories as contemplated by Item 1202(a)(2) of Regulation S-K.

Reserve Estimation Process, Controls and Technologies, page 9

2. We are unable to locate a description of the internal controls used in your reserve estimation effort. We note you engage Collarini Associates, a third-party engineering firm, to prepare your reserve estimates. However, preparation of your reserves by a third-

party engineering firm does not alleviate your obligation to disclose a description of the internal control procedures you perform with regard to your reserve estimation effort, including controls required to ensure that information taken from third party reports is properly disclosed in your filing. Please modify your disclosures accordingly. We refer you to the guidance in Item 1202(a)(7) of Regulation S-K.

3.   Please disclose the qualifications of your in-house technical person primarily responsible for accepting the final report of the reserves estimates from Collarini Associates. We refer you to the guidance in Item 1202(a)(7) of Regulation S-K.

Proved Undeveloped Reserves, page 10

4.   We note that approximately 75% of your oil and gas reserves are proved undeveloped ("PUDs") and that your PUDs increased approximately 83% during 2009. We further note that the report of your independent registered public accounting firm and the notes to your financial statements express substantial doubt about your ability to continue as a going concern and your status as of December 31, 2009 as a debtor-in-possession. In view of the substantial doubt regarding your ability to continue as a going concern, explain to us why you believe it is reasonably certain that the project to develop your PUDs will commence within a reasonable time. As part of your response, describe the plans you have in place to develop these reserves. In connection with this, tell us the amount of financing you will need to obtain to complete the development project and how you intend to obtain that financing. See the definition of proved reserves in the master glossary of the ASC, as updated by ASU 2010-03.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Impairments, page 41

5.   We note you recorded an impairment charge of $1,693,440 in 2008. So that we may better understand the amount of impairment charge you recorded in 2008, please provide us with your analysis in support of the amount you reported. As part of your response, please describe the assumptions used in your impairment analysis as compared to the assumptions used to present your standardized measure of discounted future net cash flows.

Financial Statements

Note 16- Supplemental Oil and Gas Disclosures- Unaudited, page F-28

6.   We note you present one combined line item for purchases, discoveries, extensions, and improved recovery, net of revisions of previous estimates in your table of estimated total

net proved reserves. However, changes resulting from each of these items should be presented separately with an explanation of significant changes in accordance with FASB ASC 932-235-50-5. In addition, this disclosure should provide net quantities of your interest in proved developed reserves as of the beginning and the end of the year in accordance with FASB ASC 932-235-50-4. You may wish to refer to the Illustration in FASB ASC 932-235-55-2. Please modify your disclosures accordingly. In response to this comment, please provide us with a sample of your proposed disclosure modifications.

7.   We note the presentation of your costs incurred for oil and gas property acquisitions, exploration and development in the table on page F-29. Please note that this table contemplates the presentation of only those items identified in the Illustration shown in FASB ASC 932-235-55-4. Please modify your disclosures accordingly. In addition, please address the following:

•   Provide us with a reconciliation of the amount shown in this table for acquisitions of $146,861,318 with that presented in your purchase price allocation on page F-15 for property and equipment of $140,337,343;

•   Explain why this table shows $0 for exploration costs incurred, while your statements of operations shows $1,145,724 in exploration expenses during 2009.

In response to this comment, please provide us with a sample of your proposed disclosure modifications.

Changes in Standardized Measure of Discounted Future Net Cash Flows, page F-31

8.   We note you include 'Development costs incurred during the year' and 'Net change in estimated future development costs' as sources of change in the standardized measure. Please tell us how the amounts reflected in your aggregate changes presentation complies with FASB ASC 932-235-50-35(g), which requires disclosure of previously estimated development costs incurred during the period. See also FASB ASC 932-235-55-5, Example 6.

Exhibit 99.1

9. Please obtain a revised report from Collarini Associates that includes all of the disclosures required by Item 1202(a)(8) of Regulation S-K. For example, without limitation, the current report does not appear to address the assumptions, methods and procedures used in connection with the preparation of the report and a statement that they are appropriate for the purpose served by the report, the primary economic assumptions, a statement that the third party has used all methods and procedures it considered necessary to prepare the report, and the third party's conclusions with respect to the reserve estimates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner at (202) 551-3744 or Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief